1227 25th Street, N.W. Suite 200 West Washington, D.C. 20037 202-434-4660 Fax 202-434-4661 www.joneswalker.com
John J. Spidi Admitted in Massachusetts and the District of Columbia Direct Dial: 202-434-4670 Direct Fax: 202-434-8397 jspidi@joneswalker.com

May 7, 2015

VIA EDGAR

Michael Clampitt

Senior Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wells Financial Corp.
Pre-Effective Amendment No. 2 to
Registration Statement on Form S-1
File No. 333-202694

Dear Mr. Clampitt:

On behalf of the captioned Registrant, we are filing herewith Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 (“Pre-Effective Amendment No. 2”). Pre-Effective Amendment No. 2 reflects the Registrant’s responses to the staff letter of comment, dated May 5, 2015. Pre-Effective Amendment No. 2 also reflects the determination to offer the shares at a 5% discount to 30-day trading average. For ease of reference, each of the comments contained in the staff letter of comment are set forth below followed by the Registrant’s responses thereto.

Selected Consolidated Financial and Other Data, page 29

1.	We note your response to comment 12. Please revise your selected consolidated financial and other data to include an Income tax expense line item for the periods presented.

An income tax expense line has been added to Selected Consolidated Financial and Other Data.

Alabama ▪ Arizona ▪ California ▪ District of Columbia ▪ Florida ▪ Georgia ▪ Louisiana ▪ Mississippi ▪ New York ▪ Ohio ▪ Texas

Michael Clampitt

May 7, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Operating Results for the Years Ended December 31, 2014 and 2013 – Income Tax Expense, page 46

2.	We note your response to comment 12 and your disclosure on page 46 related to the nature of the error and its impact on the resulting effective tax rates for 2013 and 2014. Please revise to quantify the impact of the income tax error on each period presented and discuss how you determined the error was not material.

The discussion has been expanded to quantify the impact of the error on each period presented and discuss how the error was determined not to be material.

Notes to Consolidated Financial Statements

Note 10. Income Tax Matters, page F-33

3.	We note your response to comment 12 and your statutory tax rate reconciliation table on page F-33. Please tell us and revise to disclose if the Other line item includes the income tax error discussed on page 46 and revise to disclose its impact on the effective tax rates for 2013 and 2014.

The Other line included the reversal of the accrual which has been separately broken out in the table. A discussion of the impact on effective tax rates have also been added to the note.

Please confirm that the foregoing is responsive to the Staff’s comments. Please contact the undersigned at the above number, Jim Stewart at (202) 434-4671 or James Marky at (202) 434-4388 if you have any questions or additional comments.

Sincerely,

/s/ John J. Spidi

John J. Spidi

Enclosures

cc:	William Schroeder, Senior Assistant Chief Accountant

Joshua Samples, Staff Attorney

Michael Volley, Staff Accountant

Division of Corporation Finance

James D. Moll, Interim President

Wells Financial Corp.

Timothy Peterson, President

St. James Federal Savings and Loan Association

Michael Clampitt

May 7, 2015

Randy Johnson, CPA

Jon Schulte, CPA

McGladrey LLP

Robert Toma

Allan Jean

Sterne Agee & Leach, Inc.

Steve Johnson, Esq.

Elizabeth Sanberg, Esq.

Lindquist & Vennum LLP

Jennifer King, Esq.

Vedder Price P.C.